     MEMORANDUM

To:	Securities and Exchange Commission
From:	Aerobic Creations, Inc. (“Aerobic,” “we,” “us” or the “Company”)
Date:	December 8, 2006
RE:	Responses to the comment letter of the Securities and Exchange Commission staff dated November 21, 2006, with respect to Item 4.01 of the Form 8-K, Current Report, filed November 13, 2006, File No. 0-51091 (“Form 8-K”)

_______________

     The following are our responses to the November 21, 2006 letter of the Securities and Exchange Commission’s staff. For convenience, these responses are immediately preceded by the comments included in the letter from the Securities and Exchange Commission’s staff. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Form 8-K.

Item 4.01 Form 8-K

1. SEC COMMENT:     Please revise the second sentence of the first paragraph to state whether the former accountants, Dale Matheson Carr-Hilton Labonte, Chartered Accountants (“Dale Matheson”), resigned, declined to stand for re-election or was dismissed as your independent registered public accounting firm. Your current disclosure indicates they were ‘terminated.’ Refer to Item 304(a)(1)(i) of Regulation S-B.

COMPANY RESPONSE:	We will file a Form 8-K/A, amending and restating Item 4.01 of Form 8-K, to indicate in the second sentence of the first paragraph that we dismissed Dale Matheson on November 8, 2006. A form of the proposed Form 8-K/A is attached as Exhibit A.

2. SEC COMMENT:     The amended Item 4.01 Form 8-K, to be filed, should also include an updated Exhibit 16.1 letter from Dale Matheson indicating whether or not they agree with your revised disclosures to be included in the amended item 4.01 Form 8-K.

COMPANY RESPONSE:	In connection with the Form 8-K/A, we will file an updated letter from Dale Matheson (Exhibit 16.1) in which Dale Matheson acknowledges that it agrees with the Company’s revised disclosure. The updated Exhibit 16.1 is included in the Form 8-K/A attached as Exhibit A hereto.

3. SEC COMMENT:      Further, we note the Exhibit 16.1 letter from Dale Matheson discloses that they “have not provided any audit or review services to Aerobic Creations, Inc. since the audit of the December 31, 2005 financial statements.” In this regard, based on this disclosure it appears that Dale Matheson did not perform any review services on the unaudited interim financial statements included in your March 31, 2006, June 30, 2006 and September 30, 2006 Quarterly Reports on Form 10-QSB, filed with us on May 9, 2006, August 11, 2006 and October 24, 2006, respectively. Please tell us whether such interim unaudited financial statements included in each of your fiscal 2006 Quarterly Reports on Form 10-QSB were reviewed by an independent auditor as required by Item 310(b) of Regulation S-B. If so, tell us the name of the independent auditor and when the auditor was engaged to perform the review. Otherwise, if the interim financial statements have not been reviewed, they are considered to be materially deficient and are unacceptable in Commission filings, and therefore the Forms 10-QSB are considered delinquent. Please advise in detail. We may have further comment after review of your response.

COMPANY RESPONSE:	In the updated letter (Exhibit 16.1), Dale Matheson specifically acknowledges that it provided review services in connection with financial statements included in the March 31, 2006, June 30, 2006 and September 30, 2006, Quarterly Reports on Form 10-QSB. The previous letter (Exhibit 16.1) erroneously stated that no review services had been provided since the audit of the December 31, 2005 financial statements.

     Additionally, please see the attached Certification.

Very truly yours,

/s/ Robert Agresti
Robert Agresti
Chief Executive Officer

2

CERTIFICATION

     In connection with its response to a letter from the Securities and Exchange Commission (the “Commission”) dated November 21, 2006 relating to Item 4.01 in the Current Report on Form 8-K (File No. 0-51091, the “Filing”) by Aerobic Creations, Inc. (the “Company”), the Company hereby certifies that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

     The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, the Company has executed this Certification as of the 8th day of December, 2006.

AEROBIC CREATIONS, INC.

By:	/s/ Robert Agresti

Name:	Robert Agresti
Title:	Chief Executive Officer

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2006

AEROBIC CREATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51091	20-0781155
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

547 Boulevard
Kenilworth, New Jersey	07033
(Address of Principal Executive Offices)	(Zip Code)

1 (908) 497-0280
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

     Aerobic Creations, Inc. (“we,” “us” or the “Company”) hereby amends and restates in their entirety Item 4.01 and Exhibit 16.1 of its Report on Form 8-K filed on November 13, 2006 (the “Original Report”). This amendment to the Original Report is being filed to clarify that the Company’s former principal accountants were dismissed in connection with retaining new principal accountants. Item 4.01 of the Original Report is amended and restated below in its entirety and supersedes Item 4.01 as it was stated in the Original Report. Exhibit 16.1 attached hereto replaces in its entirety and supersedes Exhibit 16.1 of the Original Report.

Item 4.01. Changes in the Registrant’s Certifying Accountant

We historically retained Dale Matheson Carr-Hilton Labonte, Chartered Accountants (“Dale Matheson”) as our principal accountant. In connection with the closing of the recapitalization, on November 8, 2006, we dismissed Dale Matheson as our principal accountant and retained Friedman LLP as our new principal accountant. Our board of directors approved the decision to change our principal accountant.

Dale Matheson’s reports on the financial statements for the period February 25, 2004 (date of inception) to December 31, 2004, included in the Form 10-KSB as filed with the SEC on March 31, 2005, and the year ended December 31, 2005, included in the Form 10-KSB as filed with the SEC on March 29, 2006, did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The report for the year ended December 31, 2005 did contain the following statement regarding Aerobic’s ability to continue as a going concern:

“The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant operating losses since inception, which raises a substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”

During the period from February 25, 2004 to November 8, 2006, we had no disagreements with Dale Matheson on matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. We had not consulted with Friedman LLP on any matter prior to engaging them as our principal accountant other than auditing Maritime Logistics and TUG in connection with the acquisition.

We have authorized Dale Matheson to respond fully to the inquiries of Friedman LLP concerning any matters discussed above. We have provided Dale Matheson with a copy of the above statements. We have requested that Dale Matheson furnish us with a letter addressed to the SEC stating whether Dale Matheson agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of such letter from Dale Matheson is filed as an exhibit to this Form 8-K.

(c) Exhibits

Exhibit #	Description
16.1	Letter regarding Change in Certifying Accountant.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aerobic Creations, Inc.
Date: December 8, 2006
/s/ Robert Agresti

Robert Agresti, Chief Executive Officer

EXHIBIT 16.1

December 8, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Aerobic Creations, Inc.

To Whom It May Concern:

We were previously the principal accountants for Aerobic Creations, Inc. and we reported on the financial statements of Aerobic Creations, Inc. as of December 31, 2004 and December 31, 2005, and for the period and year then ended, respectively. We have not provided any audit services to Aerobic Creations, Inc. since the audit of the December 31, 2005 financial statements. We did, however, provide review services in connection with the financial statements included in the March 31, 2006, June 30, 2006 and September 30, 2006 Quarterly Reports on Form 10-QSB. On November 8, 2006, we were dismissed as principal accountants. We have read Aerobic Creations, Inc.'s statements which we understand will be filed with the Commission pursuant to Item 4.01 of Form 8-K, as part of Aerobic Creations, Inc.’s Form 8-K/A dated December 8, 2006. We agree with the statements concerning our Firm in such Form 8-K/A.

Very truly yours,

/s/ Dale Matheson Carr-Hilton LaBonte

Dale Matheson Carr-Hilton LaBonte,
Chartered Accountants